CM



02003704

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-52737

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 27 2002

FV 3/5/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Queens Road Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Queens Road
(No. and Street)

Charlotte	NC	28204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Scruggs — 704-714-7711
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name — *if individual, state last, first, middle name*)

P.O. Box 18068	Raleigh	NC	27619
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/26/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Scruggs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Queens Road Securities, LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Compliance Officer

Title

Notary Public

My Commission Expires September 5, 2005

This report** contains (check all applicable boxes):

XX (a) Facing page.
XX (b) Statement of Financial Condition.
XX (c) Statement of Income (Loss).
XX (d) Statement of Changes in Financial Condition.
XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
XX (g) Computation of Net Capital
XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
XX (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Members
Queens Road Securities, LLC:

We have audited the accompanying balance sheets of Queens Road Securities, LLC (the "Company") as of December 31, 2001 and 2000, and the related statements of revenues, expenses and changes in members' equity and cash flows for the year ended December 31, 2001 and the period from May 12, 2000 (date of inception) to December 31, 2000 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and the period from May 12, 2000 (date of inception) to December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

QUEENS ROAD SECURITIES, LLC

Balance Sheets

December 31, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 101,782	119,916
Clearing escrow	25,000	25,000
Accounts receivable	6,388	-
Other current assets	24,878	-
Total current assets	158,048	144,916
Other assets-organization costs (net of accumulated amortization of $390)	782	-
Total assets	$ 158,830	144,916
Liabilities and Members' Equity		
Current liabilities-commissions payable	5,755	-
Members' equity	153,075	144,916
Total liabilities and members' equity	$ 158,830	144,916

See accompanying notes to financial statements.

QUEENS ROAD SECURITIES, LLC

Statements of Revenues, Expenses and Members' Equity

Year ended December 31, 2001 and
Period from May 12, 2000 (date of inception) to December 31, 2000

	2001	2000
Revenues	$ 1,150,372	-
Operating expenses:		
Commissions and advisory fees	1,080,498	-
Amortization expense	234	-
Audit fees	2,265	-
Commission rebates	19,218	-
Insurance	14,450	1,044
Other fees	3,787	-
Licenses and permits	5,038	11,775
Office expense	765	2,749
Dues and subscriptions	436	-
Interest	1,655	-
Professional fees	575	1,953
Computer consulting and supplies	12,485	-
Trade errors	4,610	-
Travel	-	477
Miscellaneous	405	-
	1,146,421	17,998
Operating income (loss)	3,951	(17,998)
Other income – interest	4,208	2,914
Net income (loss)	8,159	(15,084)
Members' equity, beginning of period	144,916	-
Members' contributions	-	160,000
Members' equity, end of period	$ 153,075	144,916

See accompanying notes to financial statements.

QUEENS ROAD SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2001 and
Period from May 12, 2000 (date of inception) to December 31, 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ 8,159	(15,084)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Amortization	234	-
Changes in operating assets and liabilities:		
Accounts receivable	(7,026)	-
Prepaid expenses and other current assets	(25,256)	-
Commissions payable	5,755	-
Clearing escrow	-	(25,000)
Net cash used in operating activities	(18,134)	(40,084)
Cash flows provided by financing activities – member contributions	-	160,000
Net (decrease) increase in cash and cash equivalents	(18,134)	119,916
Cash and cash equivalents, beginning of year	119,916	-
Cash and cash equivalents, end of year	$ 101,782	119,916

See accompanying notes to financial statements.

QUEENS ROAD SECURITIES, LLC

Notes to Financial Statements

December 31, 2001 and 2000

(1) Organization and Significant Accounting Policies

Organization

The Company was organized as Queens Road Securities, LLC, under the laws of the state of North Carolina on May 12, 2000 as a limited liability company, to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company operates as Queens Road Securities, LLC in North Carolina and is licensed to operate in ten states. It operates in states other than North Carolina primarily through independent representatives.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2001 and 2000.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the tax returns of the members. The financial statements therefore do not reflect a provision for income taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $128,002 which was $78,002 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.05 to 1.

Schedule 1

QUEENS ROAD SECURITIES, LLC

Supplemental Schedules of Changes in Members' Equity

Year ended December 31, 2001 and
Period from May 12, 2000 (date of inception) to December 31, 2000

Members' equity, May 12, 2000	$ -
Net loss for the period ended December 31, 2000	(15,084)
Member contributions	160,000
Members' equity, December 31, 2000	144,916
Net income for the year ended December 31, 2001	8,159
Members' equity, December 31, 2001	$ 153,075

Schedule 2

QUEENS ROAD SECURITIES, LLC

Supplemental Schedules of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001 and 2000

		2001	2000
Total assets	$	158,830	144,916
Deduct: Aggregate indebtedness		5,755	-
Net worth		153,075	144,916
Add: Excluded indebtedness		-	-
Add: Subordinated indebtedness		-	-
Deduct: Non-allowable assets		25,073	-
Deduct: Concessions		-	-
Deduct: Securities haircuts		-	-
Net capital	$	128,002	144,916
Capital requirements:			
Broker-dealer	$	50,000	50,000
Net capital in excess of requirements		78,002	94,916
Net capital as above	$	128,002	144,916
Net capital per December 31 Focus Report	$	128,002	144,916
Adjustments		-	-
Adjusted net capital, December 31	$	128,002	144,916

Schedule 3

QUEENS ROAD SECURITIES, LLC

Supplemental Schedules of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2001 and 2000

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Members
Queens Road Securities, LLC:

In planning and performing our audit of the financial statements of Queens Road Securities, LLC (the "Company") for the period from May 12, 2000 (date of inception) to December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedure referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties such as processing of cash receipts, cash disbursements, and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 22, 2002